Morgan, Lewis & Bockius LLP                                   Morgan Lewis
1701 Market Street                                            COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com




February 2, 2015


VIA EDGAR
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U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:     The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a definitive information statement on Schedule 14C (the "Information Statement") relating to the Cornerstone Advisors Global Public Equity Fund (the "Fund"), a series of the Trust.

The purpose of the Information Statement is to inform shareholders of the Fund that the Board of Trustees of the Trust has approved (1) an investment sub-advisory agreement between Cornerstone Advisors, Inc. ("Cornerstone"), the investment adviser to the Fund, and Chautauqua Capital Management, LLC ("Chautauqua"), pursuant to which Chautauqua serves as investment sub-adviser to the Fund; and (2) an investment sub-advisory agreement between Cornerstone and ClariVest Asset Management LLC ("ClariVest"), pursuant to which ClariVest serves as investment sub-adviser to the Fund.

Please contact the undersigned at 215.963.5886 with your questions or comments.


Very truly yours,

/s/ Brian T. London
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Brian T. London